SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: April 2007	Commission File Number: 1-7274
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ________	Form 40-F X
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________	No X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    .
Notwithstanding any reference to BCE Inc.’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE Inc.’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

/s/ Patricia A. Olah

Patricia A. Olah
Corporate Secretary and Lead Governance Counsel

Date: April 17, 2007

Industry Canada	Industrie Canada

Certificate of Arrangement	Certificat d’arrangement

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

BCE INC.	425229-2

BCE INC.

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L.C.S.A. concernée(s)	Corporation number - Numéro de la socitété

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the Canada Business Corporations Act.
Je certifie que l’arrangement mentionné dans les clauses d’arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l’article 192 de la Loi canadienne sur les sociétés par actions.

/s/ Richard G. Shaw	July 10,2006 / le 10 juillet 2006
Richard G. Shaw	Date of Arrangement - Date de l’arrangement
Director - Directeur

Industry Canada	Industrie Canada	FORM 14.1	FORMULAIRE 14.1
Canada Business	Loi canadienne sur les	ARTICLES OF ARRANGEMENT	CLAUSES D’ARRANGEMENT
Corporations Act	sociétés par actions	(SECTION 192)	(ARTICLE 192)

1 --	Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s)	2 --	Corporation No.(s) - No(s) de la(des) société(s)

	BCE Inc.		425229-2

3 --	Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les statuts sont modifiés, le cas échéant	4 --	Corporation No .(s) - N °(s) de la(des) société(s)

5 --	Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant	6 --	Corporation No.(s) - N°(s) de la(des) société(s)

7 --	Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant	8 --	Corporation No.(s) - N°(s) de la(des) société(s)

9 --	Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant	10 --	Corporation No.(s) or Jurisdiction of Incorporation N°(s) de la(des) société(s)/ou loi sous le régime de laquelle elle est constitutée

11 --	In accordance with the order approving the arrangement - Conformément aux termes de l’ordonnance approuvant l’arrangement

a.	☐	The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d’arrangement ci-joint

		The name of	is changed to

		La dénomination sociale de	est modifiée pour

b.	☐	The following bodies corporate are amalgamated In accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d’arrangement ci-joint

c.	☐	The above named corporation(s) is (are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d’arrangement ci-joint

d.	☑	The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d’arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet at 5:01 p.m. (Montréal time) on July 10, 2006

Signature	Printed Name - Nom en lettres moulées	12 -- Capacity of - En qualité de	13 -- Tel. No. - N° de tél.

	Martine Turcotte	Chief Legal Off.	(514) 870-4637
FOR DEPARTMENTAL USE ONLY - À L’USAGE DU MINISTÈRE SEULEMENT

JUL 10 2006

SCHEDULE B
PLAN OF ARRANGEMENT
MADE PURSUANT TO SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION
1.1	Definitions
In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“1933 Act” means the United States Securities Act of 1933, as amended;
“1940 Act” means the United States Investment Company Act of 1940, as amended;
“Arrangement” means the arrangement pursuant to Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 or made at the direction of the Court in the Final Order (with the consent of BCE);
“BCE” means BCE Inc., a corporation amalgamated under the CBCA, and includes its successors;
“Board” means the board of directors of BCE;
“Business Day” means any day on which commercial banks are generally open for business in Montréal, Québec, other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec under applicable laws;
“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as amended;
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;
“Common Shares” means the common shares in the capital of BCE;
“Consolidated Common Share” means a post-Consolidation Common Share;
“Consolidated Deferred Share Unit” means a post-Consolidation Deferred Share Unit;
“Consolidation” means the consolidation of the Common Shares to be carried out under Subsection 3.1(c);
“Consolidation Ratio” means 0.915 Consolidated Common Shares for each Common Share;

“Court” means the Superior Court of Québec;
“Deferred Share Units” means all deferred share units granted under the Deferred Share Unit Plans;
“Deferred Share Unit Plans” means the share unit plans for BCE’s non-employee directors, senior executives and other key employees;
“Director” means the Director appointed pursuant to Section 260 of the CBCA;
“Distribution” means the distribution of the Fund Units to be carried out under Subsection 3.1(b);
“Distribution Ratio” means 0.0725 Fund Units per Common Share;
“Dissent Rights” has the meaning ascribed in Section 4.1;
“Dissent Shares” means the Common Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has duly and validly exercised the Dissent Rights;
“Dissenting Shareholder” means a registered Shareholder who validly exercises Dissent Rights and is entitled to be paid the fair market value of its Common Shares (as determined in accordance with Section 4.1);
“Effective Date” means the date shown on the Certificate of Arrangement;
“Effective Time” means 5:01 p.m. (Montréal time) on the Effective Date;
“Entitlement Date” has the meaning ascribed thereto in the relevant Deferred Share Unit Plan;
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date (so long as such amendment has the consent of BCE) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;
“Fund” means Bell Aliant Regional Communications Income Fund, a trust to be established under the laws of Ontario pursuant to the Fund Declaration of Trust;
“Fund Declaration of Trust” means the declaration of trust that will establish and govern the Fund, as amended or amended and restated from time to time;
“Fund Units” means the units of the Fund to be designated as “Units” in the Fund Declaration of Trust, but does not include any securities convertible into or exchangeable for Fund Units that have not been so converted or exchanged at the relevant time;
“Information Circular” means, collectively, the notice of Meeting and the management proxy circular of BCE, including all schedules thereto, sent to the Shareholders in connection with the Meeting;

“Interim Order” means the interim order of the Court, as it may be amended by the Court (with the consent of BCE), in connection with the Arrangement and related matters;
“Letter of Transmittal” means the letter of transmittal to be sent to registered Shareholders which, when duly completed and returned with the certificate or certificates for Common Shares and any other required documents, will enable registered Shareholders to surrender such certificates for certificates representing Consolidated Common Shares;
“Market Value” has the meaning ascribed thereto in the relevant Deferred Share Unit Plan, and, when used in connection with Notional Fund Units, with the appropriate adjustments;
“Meeting” means the annual and special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement;
“Non-Qualified U.S. Shareholder” means a U.S. Shareholder who is not a Qualified U.S. Shareholder;
“Non-Resident” means (i) a Person (other than a partnership) who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;
“Notional Fund Units” has the meaning ascribed in subsection 3.1(h);
“Participant Agreement” has the meaning ascribed thereto in the relevant Deferred Share Unit Plan;
“Participants” has the meaning ascribed thereto in the relevant Deferred Share Unit Plan;
“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity, and any government agency and political subdivision thereof;
“Plan of Arrangement, hereof, herein, hereunder” means this Plan of Arrangement, subject to any amendments or variations made in accordance with Section 6.1 or made at the direction of the Court in the Final Order (with the consent of BCE);
“Qualified Purchaser” means a U.S. shareholder that is a “qualified purchaser” as set forth in Section 2(a)(51)(A) of the 1940 Act and a “qualified institutional buyer” as set forth in Rule 144A of the 1933 Act;
“Qualified U.S. Shareholder” means a U.S. Shareholder who has properly submitted to BCE, a qualified purchaser certification in the form to be sent to U.S. Shareholders certifying that it is a Qualified Purchaser and has elected in such qualified purchaser certification to receive Fund Units rather than the net cash proceeds of the sale of such Fund Units;
“Shareholders” means the registered and beneficial (as applicable) holders of Common Shares;

“Small Interest” means 150 or less Common Shares;
“Stock Option Plans” means the stock option plans for BCE’s senior executives and other key employees;
“Stock Options” means all options to purchase Common Shares granted under any of the Stock Option Plans;
“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;
“Transfer Agent” means Computershare Trust Company of Canada or such other institution BCE may select;
“United States” or “U.S.” means the United States of America and any territory or possession thereof;
“U.S. Person” means a U.S. Person as defined in Rule 902(k) under the Regulation S under the 1933 Act including, but not limited to, any natural person resident in the United States; and
“U.S. Shareholder” means any Shareholder who is a U.S. Person at the Effective Time.
1.2	Interpretation
         In this Plan of Arrangement:
(a)	Headings — The division of this Plan of Arrangement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

(b)	References — Unless otherwise indicated, all references to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Plan of Arrangement.

(c)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing any gender include all genders.

(d)	Date for Any Action — In the event that the date on which any action to be taken hereunder by any Person hereunder is not a Business Day, such action shall be taken on the next succeeding day which is a Business Day.

(e)	Statutory References — References in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

(f)	Time — Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Montréal, Québec) unless otherwise stipulated herein or therein.

(g)	Currency — All references to money amounts are to the lawful currency of Canada.
ARTICLE 2
EFFECT OF ARRANGEMENT
2.1	Arrangement Binding
The Arrangement will become effective at, and be binding at and after, the Effective Time in accordance with its terms on: (i) BCE; and (ii) all registered holders and all beneficial holders (as applicable) of Common Shares, Stock Options and Deferred Share Units; without any further act or formality required on the part of any Person.
ARTICLE 3
ARRANGEMENT
3.1	The Arrangement
Commencing on the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality required on the part of any Person:
(a)	all Common Shares held by Dissenting Shareholders which remain valid immediately before the Effective Date will be deemed to have been transferred to BCE and be cancelled and cease to be outstanding and such holders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares as set out in Section 4.1;

(b)	subject to Subsections 3.1(d), 3.1(e) and 3.1(f), BCE shall distribute to the Shareholders as of the Effective Time, other than Dissenting Shareholders, that number of Fund Unit per Common Share equal to the Distribution Ratio (the “Distribution”) and, in consideration and in exchange for the Distribution, the stated capital in respect of the Common Shares shall be reduced by an amount equal to the value of all of the Fund Units distributed by BCE to the Shareholders, or on their behalf, determined by the Board at its sole discretion, such stated capital being further reduced by the amount paid by BCE pursuant to the Dissent Rights;

(c)	subject to Subsection 3.1(d), all Common Shares issued and outstanding immediately prior to the Effective Time held by Shareholders, other than Common Shares held by Dissenting Shareholders, will be consolidated on the basis of that number of Consolidated Common Share for each Common Share equal to the Consolidation Ratio (the “Consolidation”);

(d)	fractional interest in a Fund Unit or a Consolidated Common Share, as the case may be, which would otherwise be distributed to a registered Shareholder pursuant to Subsections 3.1(b) and 3.1(c), respectively, will be distributed to the Transfer Agent as agent for such registered Shareholder after aggregating all such fractional Fund Units or Consolidated Common Shares, as the case may be, and each such registered Shareholder will receive a cash payment in Canadian dollars equal to such registered Shareholder’s pro rata portion of the net proceeds after expenses received by the Transfer Agent upon the sale of whole Fund Units or Consolidated Common Shares, as the case may be, representing an accumulation of all fractional interests in Fund Units or Consolidated Common Shares, as the case may be, to which all such registered Shareholder would otherwise be entitled pursuant to Subsections 3.1(b) and 3.1(c);

(e)	Fund Units which would otherwise be distributed pursuant to Subsection 3.1(b) to a registered or beneficial Shareholder holding a Small Interest will be distributed to the Transfer Agent as agent for such registered or beneficial Shareholder after aggregating all such Fund Units, and each such registered or beneficial Shareholder will receive a cash payment in Canadian dollars equal to such registered or beneficial Shareholder’s pro rata portion of the net proceeds after expenses received by the Transfer Agent upon the sale of Fund Units representing the aggregate number of the Fund Units to which all such Shareholders would otherwise be entitled pursuant to Subsection 3.1(b);

(f)	Fund Units that are to be distributed pursuant to Subsection 3.1(b) to a Non-Qualified U.S. Shareholder, or to a Non-Resident if it appears to BCE that it would be contrary to applicable law to distribute such Fund Units to such Non-Resident, will be distributed to the Transfer Agent as agent for such Non-Qualified U.S. Shareholder or Non-Resident, as the case may be, and each such Person will only be entitled to receive a cash payment in Canadian dollars equal to such Person’s pro rata portion of the net proceeds after expenses received by the Transfer Agent upon the sale of the aggregate of such Fund Units to which all such Shareholders would otherwise be entitled pursuant to Subsection 3.1(b);

(g)	subject to applicable laws and regulatory requirements, the terms of the Stock Option Plans and of the outstanding Stock Options as of the Effective Time shall be adjusted to provide that, notwithstanding the Distribution and the Consolidation, the number of outstanding Stock Options held by any Person under the Stock Option Plans, as well as the exercise price thereof, will remain the same; and

(h)	subject to applicable laws and regulatory requirements, the terms of the Deferred Share Unit Plans and of the outstanding Deferred Share Units shall be adjusted to provide that (i) BCE shall credit to each Participant as of the Effective Time that number of notional Fund Units (“Notional Fund Units”) per Deferred Share Unit equal to the Distribution Ratio, (ii) all Deferred Share Units outstanding immediately prior to the Effective Time will be consolidated on the basis of that number of Consolidated Deferred Share Unit for each Deferred Share Unit equal to the Consolidation Ratio, (iii) Notional Fund Units shall be the economic equivalent of Fund Units and Participants shall be credited on a quarterly basis with additional Deferred Share Units during the term of their Participant Agreement(s) to reflect monthly distributions made on the Notional Fund Units during such period, such number of additional Deferred Share Units to be equal to the amount of the notional distribution on Notional Fund Units divided by the Market Value of a Common Share as at the payment date of such notional distributions, and (iv) in satisfaction of the number of Notional Fund Units recorded in a Participant’s account on the Entitlement Date, a number of Deferred Share Units equal to the Market Value of the Notional Fund Units divided by the Market Value of a Common Share shall be credited to the Participant, provided that if required regulatory consents, including a favourable ruling confirmation from the Canada Revenue Agency, are not obtained prior to the Final Order, BCE shall be entitled to make such other adjustment to the terms of the Deferred Share Unit Plans and of the outstanding Deferred Share Units such that they provide for benefits which, to the extent possible, are the economic equivalent of the Distribution and the Consolidation, the whole as determined by the Board acting reasonably.
3.2	Transfers Free and Clear of Title Restrictions
Any transfer of any securities of a holder pursuant to the Arrangement shall be free and clear of any hypothecs, liens, claims, encumbrances, charges, adverse interests or security interests.
ARTICLE 4
RIGHTS OF DISSENT
4.1	Rights of Dissent
Registered Shareholders may exercise rights of dissent with respect to their Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 4.1 (the “Dissent Rights”), provided that written notice setting forth a registered Shareholder’s objection to the Arrangement and exercise of Dissent Rights must be received by the Corporate Secretary of BCE at its registered office set out in the Information Circular or to the Secretary of the Meeting, in either case not later than the commencement of the Meeting. Dissenting Shareholders who duly exercise their rights of dissent and who:
(a)	are ultimately entitled to be paid fair value for their Common Shares, shall be deemed to have transferred their Common Shares to BCE as of the Effective Time and shall be entitled to be paid the fair value of such Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

4.2	Recognition of Dissenting Shareholders
From and after the Effective Time, neither BCE nor any other Person shall be required to recognize a Dissenting Shareholder as a holder of Common Shares and the names of the Dissenting Shareholders shall be deleted from the register of holders of Common Shares previously maintained or caused to be maintained by BCE.
ARTICLE 5
CERTIFICATES FOR CONSOLIDATED
COMMON SHARES AND FUND UNITS
5.1	Right to Consolidated Common Shares and Fund Units
(a)	BCE shall, as soon as practicable following the later of the Effective Date and the date of deposit with the Transfer Agent by a registered Shareholder of a duly completed Letter of Transmittal and the certificates representing the Common Shares held by such registered Shareholder prior to the Effective Date or other documentation as provided in the Letter of Transmittal, cause the Transfer Agent either:
(i)	to forward or cause to be forwarded by first class mail (postage prepaid) to the registered Shareholder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the registered Shareholder in the Letter of Transmittal, to make available at an office of the Transfer Agent specified in the Letter of Transmittal for pick-up by the registered Shareholder; or

(iii)	if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), to forward or cause to be forwarded by first class mail (postage prepaid) to such registered Shareholder at the address of such registered Shareholder as shown on the central securities register of BCE, certificates representing the number of Consolidated Common Shares issuable to such registered Shareholder as determined in accordance with the provisions hereof. BCE shall provide the Transfer Agent with sufficient certificates representing Consolidated Common Shares for such purpose.

(b)	BCE shall, as soon as practicable following the Effective Date, cause the Transfer Agent to forward or cause to be forwarded by first class mail (postage prepaid) to the registered Shareholder at the address of such registered Shareholder as shown on the central securities register of BCE, certificates representing the number of Fund Units distributed to such registered Shareholder as determined in accordance with the provisions hereof. BCE shall ensure that the Fund will provide the Transfer Agent with sufficient certificates representing Fund Units duly registered for this purpose.

(c)	Each registered Shareholder entitled to receive Consolidated Common Shares and Fund Units under the Arrangement shall be the registered holder for all purposes as of the Effective Time of the number of Consolidated Common Shares and of the number of Fund Units to which such Shareholder is entitled. All dividends paid or other distributions paid on or after the Effective Time on or in respect of any Consolidated Common Shares or Fund Units which a Shareholder is entitled to receive pursuant to the Arrangement, but for which a certificate is not yet delivered to such Shareholder in accordance with Subsections 5.1(a) and 5.1(b), shall be paid or made to such Shareholder when such certificate is delivered to such Shareholder in accordance with Subsections 5.1(a) and 5.1(b).

(d)	Subject to Section 4.1, after the Effective Time, any certificate formerly representing Common Shares shall represent only the right to receive Consolidated Common Shares and Fund Units, or cash payments pursuant to Subsections 3.1(d), 3.1(e) and 3.1(f) in accordance with this Plan of Arrangement and any dividend or other distributions to which the registered Shareholder is entitled under Subsection 5.1(c).
5.2	Fractions, Small Interests and Non-Qualified U.S. Shareholders
(a)	The Transfer Agent shall cause to be sold, on behalf of the affected Shareholders, all Consolidated Common Shares and Fund Units mentioned in Subsections 3.1(d), 3.1(e) and 3.1(f) through the facilities of any stock exchange upon which the Consolidated Common Shares or Fund Units, as the case may be, are then listed as soon as reasonably practicable following the Effective Date on such dates and at such prices as the Transfer Agent determines in its sole discretion. Neither BCE nor the Transfer Agent shall be liable for any loss arising out of any such sales.

(b)	The aggregate net proceeds after expenses of such sales shall be distributed by the Transfer Agent among the Persons entitled to receive same as provided in Subsections 3.1(d), 3.1(e) and 3.1(f) by the delivery, on behalf of BCE, to each such Person of a cheque or other form of payment agreed to by such Person.

(c)	No dividend, distribution, split or other change in the capital structure of BCE or the Fund, as the case may be, will have any effect on any Consolidated Common Shares and Fund Units mentioned in Subsections 3.1(d), 3.1(e) and 3.1(f) and such securities will not entitle the holder thereof to exercise any rights as a security holder of BCE or the Fund.
5.3	Withholding Rights
BCE and the Transfer Agent shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder under this Plan of Arrangement, such amounts as BCE or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986, as amended, or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
ARTICLE 6
AMENDMENTS AND OTHER MATTERS
6.1	Amendments to Plan of Arrangement
(a)	BCE reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is: (i) filed with the Court and, if made following the Meeting, approved by the Court, and (ii) communicated to Shareholders in any manner ordered by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only: (i) if it is consented to by BCE, and (ii) if required by the Court or applicable law, it is consented to by the Shareholders.

(c)	Subject to applicable law, any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by BCE, provided that it concerns a matter which, in the reasonable opinion of BCE, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Shareholder.
ARTICLE 7
TERMINATION
7.1	Termination
Notwithstanding any prior approvals by the Court or by the Shareholders, the Board may decide not to proceed with the Arrangement and to revoke the Arrangement resolution adopted at the Meeting at any time prior to the issuance of the Certificate of Arrangement, without further approval of the Court or the Shareholders.